EXHIBIT 99.1

JUNE 11, 2021 | VANCOUVER, BC

Sandstorm Gold Royalties Announces Voting Results From
2021 Annual Shareholder Meeting

The Annual General Meeting of Shareholders of Sandstorm Gold Ltd. (the “Meeting”) was held today, June 11th in Vancouver, British Columbia at which 54% of the issued common shares, as of the record date for the Meeting, were represented. Shareholders voted in favour of all resolutions presented, including the re-election of all director nominees, namely Nolan Watson, David Awram, David E. De Witt, Andrew T. Swarthout, John P.A. Budreski, Mary L. Little and Vera Kobalia. Detailed results of the vote for directors are set out below:

Election of Directors	Votes for	% for	Votes Withheld	% Withheld
Nolan Watson	77,011,305	99.58%	328,466	0.42%
David Awram	74,538,308	96.38%	2,801,463	3.62%
David E. De Witt	74,798,812	96.71%	2,540,959	3.29%
Andrew T. Swarthout	75,993,933	98.26%	1,345,838	1.74%
John P.A. Budreski	70,100,101	90.64%	7,239,670	9.36%
Mary L. Little	74,584,478	96.44%	2,755,293	3.56%
Vera Kobalia	76,984,848	99.54%	354,923	0.46%

Detailed voting results for all matters considered at the Meeting will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CONTACT Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	KIM BERGEN
PRESIDENT & CEO	CAPITAL MARKETS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 220 royalties, of which 24 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.